UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Dekania Corp.
(Name of Issuer)
Common Stock, par value $0.0001
(Title of Class of Securities)
24488U104
(CUSIP Number)
March 3, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	24488U104

1	NAMES OF REPORTING PERSONS Fir Tree SPAC Holdings 1, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.0%

12	TYPE OF REPORTING PERSON

	OO

CUSIP No.	24488U104

1	NAMES OF REPORTING PERSONS Fir Tree SPAC Holdings 2, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.0%

12	TYPE OF REPORTING PERSON

	OO

CUSIP No.	24488U104

1	NAMES OF REPORTING PERSONS Fir Tree, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	New York

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.0%

12	TYPE OF REPORTING PERSON

	CO

SCHEDULE 13G/A
This Amendment No. 3 to Schedule 13G (the “Schedule 13G”) is being filed on behalf of Fir Tree SPAC Holdings 1, LLC, a Delaware limited liability company (“SPAC Holdings 1”), Fir Tree SPAC Holdings 2, LLC, a Delaware limited liability company (“SPAC Holdings 2”), and Fir Tree, Inc., a New York corporation (“Fir Tree”), relating to common stock, par value $0.0001 (the “Common Stock”) of Dekania Corp., a Delaware corporation (the “Issuer”), owned by SPAC Holdings 1 and SPAC Holdings 2. Fir Tree SPAC Master Fund, LP, a Cayman Islands exempted limited partnership (“Fir Tree SPAC Master”), is the sole member of SPAC Holdings 1 and SPAC Holdings 2, and Fir Tree is the investment manager of both SPAC Holdings 1 and SPAC Holdings 2.
This Amendment is being filed to report that the Reporting Persons no longer beneficially own the Issuer’s Common Stock.
Item 1(a) Name of Issuer.
Dekania Corp.
Item 1(b) Address of Issuer’s Principal Executive Offices.
2929 Arch Street
Suite 1703
Philadelphia, PA 19104
Item 2(a) Name of Person Filing.
Item 2(b) Address of Principal Business Office.
Item 2(c) Place of Organization.
Fir Tree, Inc.
505 Fifth Avenue
23rd Floor
New York, New York 10017
A New York corporation
Fir Tree SPAC Holdings 1, LLC
505 Fifth Avenue
23rd Floor
New York, New York 10017
A Delaware limited liability company
Fir Tree SPAC Holdings 2, LLC
505 Fifth Avenue
23rd Floor
New York, New York 10017
A Delaware limited liability company

Fir Tree, Inc. is the investment manager for each of SPAC Holdings 1 and SPAC Holdings 2, and has been granted investment discretion over portfolio investments, including the Common Stock (as defined below), held by each of them.
Item 2(d) Title of Class of Securities.
common stock, par value $0.0001 (the “Common Stock”)
Item 2(e) CUSIP Number.
24488U104
Item 3 Reporting Person.
The person filing is not listed in Items 3(a) through 3(j).
Item 4 Ownership.
The Reporting Persons own 0 shares of Common Stock.
Item 5 Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [X].
Item 6 Ownership of More Than Five Percent on Behalf of Another Person.
Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Inapplicable.
Item 8 Identification and Classification of Members of the Group.
Inapplicable.
Item 9 Notice of Dissolution of Group.
Inapplicable.

Item 10 Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 5, 2009

FIR TREE SPAC HOLDINGS 1, LLC

By:	FIR TREE, INC., its Manager

	By:	/s/ Jeffrey Tannenbaum

		Name:	Jeffrey Tannenbaum
		Title:	President

FIR TREE SPAC HOLDINGS 2, LLC

By:	FIR TREE, INC., its Manager

	By:	/s/ Jeffrey Tannenbaum

		Name:	Jeffrey Tannenbaum
		Title:	President

FIR TREE, INC.

By:	/s/ Jeffrey Tannenbaum

	Name:	Jeffrey Tannenbaum
	Title	: President

EXHIBIT 1
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock of Dekania Corp., a Delaware corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.
The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.
This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.
IN WITNESS WHEREOF, the undersigned have executed this Agreement as of March 5, 2009.

FIR TREE SPAC HOLDINGS 1, LLC

By:	FIR TREE, INC., its Manager

	By:	/s/ Jeffrey Tannenbaum

		Name:	Jeffrey Tannenbaum
		Title:	President

FIR TREE SPAC HOLDINGS 2, LLC

By:	FIR TREE, INC., its Manager

	By:	/s/ Jeffrey Tannenbaum

		Name:	Jeffrey Tannenbaum
		Title:	President

FIR TREE, INC.

By:	/s/ Jeffrey Tannenbaum

	Name:	Jeffrey Tannenbaum
	Title	: President